CHEMBIO DIAGNOSTICS, INC.
3661 Horseblock Road
Medford, NY 11763

Registration Withdrawal Request

August 2, 2010

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, DC 20549

Re:  Chembio Diagnostics, Inc.
Registration Statement on Form S-1, filed on March 25, 2010, amended on May 25, 2010
File No. 333-165687

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Chembio Diagnostics, Inc., a Nevada corporation (the “Company”), hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the Company’s Registration Statement on Form S-1 (Registration No. 333-165687), filed on March 25, 2010, as amended by Amendment No. 1, filed on May 25, 2010, together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Company no longer intends to proceed with a registered public offering of its securities and believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registration Statement has not been declared effective and no securities have been sold in connection with the offering relating to the Registration Statement. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (631) 924-1135 or Melissa L. Mong, Esq. of Patton Boggs LLP, counsel to the Company, at (303) 894-6131. The Company would appreciate it if the Commission would email a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available to me at lsiebert@chembio.com.

Very truly yours,

/s/ Lawrence A. Siebert

Lawrence A. Siebert
President

cc:           Alan L. Talesnick, Patton Boggs LLP